ALLIED GOLD LIMITED

26 September 2006

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

IDENTITY OF UNDISCLOSED SUBSCRIBER

On 25 September 2006, Allied Gold Limited (ALD) announced that it had entered into a Memorandum of Understanding with an undisclosed Subscriber whereby, subject to certain conditions the Subscriber has agreed to subscribe for 30,213,471 fully paid ordinary shares, representing 10% of the fully diluted issued capital of Allied, at an issue price of not less than AUD$0.60 per share or at such higher price as agreed by the parties.

An article appeared in the West Australian Newspaper of 26 September 2006, which speculates that the identity of the undisclosed Subscriber is the Zijin Mining Group

ALD would like to confirm that the Subscriber is in fact Zijin Mining Group CO. Ltd

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au